8/10.

04036152

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Auterra Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4653

FISCAL YEAR 2-29-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/10/04

82-4653

Auterra Ventures Inc.

Stock Quote: TSX: AUW

ARLS
2-29-04

2004 ANNUAL GENERAL MEETING MATERIALS

Searching for Gold, Silver and Copper

2004 Financial Statements
Proxy Materials

AUTERRA VENTURES INC.
#501 - 905 West Pender Street
Vancouver, B.C., Canada V6C 1L6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Auterra Ventures Inc., (hereinafter called the "Company") will be held at Suite 501 - 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 on August 31, 2004 at the hour of 10 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended February 29, 2004 and the report of the auditor thereon;

2. To re-appoint Jones, Richards & Company, Certified General Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

6. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at Suite 501 - 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 30th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
Raymond Roland
Director

AUTERRA VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 23, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 31, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Auterra Ventures Inc. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on August 31, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on October 3, 2003 pursuant to the then requirements of Section 111 of the then *6mpny d* of the Province of British Columbia and Section 4 of the Regulations to the then *6mpny d*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 23, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 12,547,757 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Bebpabnsd or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Brian Harris Richmond, BC, Canada President, CEO and Director	Principal and Director of DataPower USA Inc.	June 16, 2003 to date	649,500
Raymond Roland Vancouver, BC, Canada CFO and Director	President, Roland Financial Services Ltd.; Officer and/or Director of several other public companies; Previously Senior Manager, financial services industry banking, Western Canada of a major Canadian chartered bank	September 26, 1997 to date	863,006
Stephen Kenwood Surrey, BC, Canada Director	Professional Geologist	September 26, 1997 to date	Nil
Vic Berar Richmond, BC, Canada Director	President of Wriason Seals Ltd.	June 10, 1998 to date	218,000
Tom Torrance North Vancouver, BC, Canada Director	Forest industry consultant; Former Vice-President, Paper Marketing, Donahue Forest Products	April 16, 1998 to date	25,000

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Vic Berar and Tom Torrance are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was director of Ballad Gold & Silver Ltd. when it became the subject to a cease trade order which was issued on May 29, 2001 for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order which was issued May 16, 2001 for failure to file financial statements, which order was rescinded on August 13, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Brian Harris became the President and Chief Executive Officer of the Company on January 19, 2004. Raymond Roland became Chief Financial Officer on July 27, 2001. Raymond Roland was the President and Chief Executive Officer of the Company from December 4, 1997 until January 19, 2004. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company, the Named Executive Officers (the "NEOs") during the financial years ended February 29, 2004, February 28, 2003 and February 28, 2002, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Brian Harris President and CEO	2004	Nil	Nil	Nil	100,000	Nil	Nil	15,000[1]
Raymond Roland CFO	2004	Nil	Nil	Nil	600,000	Nil	Nil	30,000[2]
Former President and CEO	2003 2002	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000[2] 30,000[2]

Note [1] Consulting fees paid or accrued to Mr Harris or private companies of which Mr Harris is principal.
Note [2] Management fees paid or accrued to Mr Roland or private companies of which Mr Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officers during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Brian Harris President, CEO	100,000	8.3%	$0.28	$0.265	October 2, 2005
Raymond Roland CFO	600,000	50%	$0.28	$0.265	October 2, 2005

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers as at the Company's most recently completed financial year end.

AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Brian Harris	Nil	N/A	100,000 Exercisable	$2,000
Raymond Roland	Nil	N/A	600,000 Exercisable	$12,000

During the year ended February 29, 2004, management fees of $30,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland and consulting fees of $15,000 were paid or accrued to Brian Harris. Please see "Other Related Party Transactions" herein.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended February 29, 2004 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officers and the Company did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to the Non-Executive Directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	270,000	22.5%	$0.28	$0.265	October 2, 2005

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most recently completed financial year end.

AGGREGATED OPTIONS/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	270,000 Exercisable	$5,400

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,200,000	$0.28	1,200,000[1]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,200,000	$0.28	1,200,000

Note [1] The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" below.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Roland Financial Services Ltd. ("RFS"), of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6. RFS is a British Columbia non-reporting company, wholly-owned by Raymond Roland of Vancouver, BC, a director of the Company. RFS is engaged to perform management services at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended February 29, 2004.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Jones, Richards & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at remuneration to be fixed by the Board of Directors. Jones Richards & Company, Certified General Accountants were first appointed auditors in 1999.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE MARCH 1, 2003

Private Placement

Pursuant to private placement agreement dated June 19, 2003, Brian Harris, President, CEO and a director of the Company, purchased 500,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company at a price of $0.10 per share exercisable on or before September 10, 2005. The private placement was completed in accordance with the policies of, and was approved by the TSX Venture Exchange during the most recently completed financial year. The shares issued to Brian Harris were restricted from trading until January 10, 2004. In July 2004, Brian Harris exercised 400,000 warrants.

Pursuant to private placement subscription agreement dated October 1, 2003, Toro Ventures Inc., a British Columbia non-reporting company wholly-owned by Raymond Roland, CFO and a director of the Company, purchased 312,500 units of the Company's securities at a price of $0.16 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company at a price of $0.22 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Pursuant to private placement agreement dated March 29, 2004, Raymond Roland, CFO and a director of the Company, purchased 66,667 units of the Company's securities at a price of $0.15 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company at a price of $0.20 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Other Related Party Transactions

During the fiscal year ended February 28, 2004, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. The Company incurred management fees of $30,000 with Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, CFO and a director of the Company.

2. The Company incurred consultation fees of $15,000 with Brian Harris, President, CEO and a director of the Company.

3. The Company incurred rent expenses of $27,000 and interest expenses of $11,702 with Bedo Ventures Ltd., a British Columbia non-reporting company wholly-owned by David Beruschi, former secretary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders and employees of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the shareholders approve the Plan.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended February 29, 2004. Shareholders may contact the Company at www.auterraventures.com or at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 30th day of July, 2004.

AUTERRA VENTURES INC.

"Raymond Roland"
Raymond Roland
Chief Financial Officer and Director

AUTERRA VENTURES INC.

FINANCIAL STATEMENTS

FEBRUARY 29, 2004

(FEBRUARY 28, 2003)

AUTERRA VENTURES INC.
INDEX TO THE FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

CONTENTS	PAGE

AUDITORS REPORT

To the Shareholders of
Auterra Ventures Inc.

We have audited the balance sheets of Auterra Ventures Inc. as at February 29, 2004 and February 28, 2003, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones, Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
July 14, 2004

AUTERRA VENTURES INC.
BALANCE SHEET
FEBRUARY 29, 2004
(With comparative audited figures for February 28, 2003)

	2004	2003 (Note 15)
ASSETS		
Current Assets		
Cash (Note 4)	$ 5,982	$ 132
Cash in trust	556	96
Account receivable (Note 5)	58,749	58,749
Goods and services tax recoverable	21,584	8,077
Prepaid expenses	3,250	9,409
Marketable securities (Note 2)	-	3,000
	90,121	79,463
Due from Related Party (Note 6)	1,576	1,576
Property, Plant and Equipment (Notes 2 and 7)	3,062	8,549
Mineral Properties, including deferred costs (Notes 2 and 8)	228,642	357,611
Deposit	4,000	-
	$ 327,401	$ 447,199
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 328,879	$ 375,367
Due to related parties (Note 9)	133,065	143,368
	461,944	518,735
Loan Payable (Note 10)	8,936	8,274
	470,880	527,009
SHAREHOLDERS EQUITY (DEFICIENCY)		
Share Capital (Note 11)	2,773,734	2,351,734
Contributed Surplus	58,716	-
Deficit	(2,975,929)	(2,431,544)
	(143,479)	(79,810)
	$ 327,401	$ 447,199

Approved on Behalf of the Board:

Raymond Roland — Director

Brian Harris — Director

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 29, 2004
(With comparative audited figures for the year ended February 28, 2003)

	2004	2003
ADMINISTRATION COSTS:		
Accounting and audit	$ 26,610	$ 23,980
Amortization	1,474	2,981
Consulting	15,000	-
Interest	13,216	17,958
Legal fees	73,577	46,960
Management fees	30,000	30,000
Office and miscellaneous	8,151	13,354
Rent	36,000	36,000
Transfer agent and filing fees	18,892	8,676
Travel and promotion	22,642	10,161
	245,562	190,070
OTHER ITEMS:		
Interest income	(53)	(268)
Loss (Gain) on sale and write-down of marketable securities	(2,554)	1,000
Loss on sale of property, plant and equipment	3,313	-
Loss on write-down of mineral properties	238,739	-
Interest on long-term debt	662	613
Stock-based compensation	58,716	-
NET LOSS FOR THE YEAR	544,385	191,415
DEFICIT AT BEGINNING OF YEAR	2,431,544	2,240,129
DEFICIT AT END OF YEAR	$ 2,975,929	$ 2,431,544
Loss per share	$ (0.06)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 29, 2004
(With comparative audited figures for the year ended February 28, 2003)

	2004	2003 (Note 15)
OPERATING ACTIVITIES:		
Net loss for the year	$ (544,385)	$ (191,415)
Adjustments:		
Amortization	1,474	2,981
Loss (Gain) sale and on write-down of marketable securities	(2,554)	1,000
Loss on sale of property, plant and equipment	3,313	-
Loss on write-down of mineral properties	238,739	-
Interest on long-term debt	662	613
Stock-based compensation	58,716	-
	(244,035)	(186,821)
Changes in non-cash working capital items:		
Account receivable	-	27,500
Goods and services tax recoverable	(13,507)	(89)
Exploration grant receivable	-	2,735
Mineral exploration tax recoverable	-	11,651
Prepaid expenses	6,159	(8,140)
Accounts payable and accrued liabilities	(46,488)	86,084
Due to related parties	(10,303)	74,249
	(308,174)	7,169
FINANCING ACTIVITIES:		
Share capital issued for cash	400,000	4,800
INVESTING ACTIVITIES:		
Proceeds on sale of marketable securities	5,554	-
Proceeds on sale of property, plant and equipment	700	-
Acquisition costs of mineral properties	(60,000)	-
Deferred exploration and development costs, net of exploration grant	(27,770)	(14,558)
Deposit	(4,000)	-
	(85,516)	(14,558)
INCREASE (DECREASE) IN CASH	6,310	(2,589)
CASH AT BEGINNING OF YEAR	228	2,817
CASH AT END OF YEAR	$ 6,538	$ 228
Cash consists of:		
Cash	$ 5,982	$ 132
Cash in trust	556	96
	$ 6,538	$ 228

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED FEBRUARY 29, 2004
(With comparative audited figures for the year ended February 28, 2003)

	Mineral Properties							
	Rabbit North Properties	Auterra Properties	AR Properties	2004 Total	Rabbit North Properties	Auterra Properties	AR Properties	2003 Total
								(Note 15)
Exploration and Development Costs:								
Administration and miscellaneous	$ 16,168	$ 307	$ -	$ 16,475	$ -	$ 308	$ -	$ 308
Assays	1,925	-	-	1,925	-	-	-	-
Drilling	12,260	-	-	12,260	-	-	-	-
Field work	7,286	-	-	7,286	-	-	-	-
Geological	14,824	-	-	14,824	14,250	-	-	14,250
	52,463	307	-	52,770	14,250	308	-	14,558
Exploration grant	-	-	-	-	-	2,265	-	2,265
Cost recovery	(25,000)	-	-	(25,000)	-	-	-	-
Total costs incurred during the year	27,463	307	-	27,770	14,250	2,573	-	16,823
Balance of Costs at Beginning of Year	14,250	83,433	77,428	175,111	-	80,860	77,428	158,288
	41,713	83,740	77,428	202,881	14,250	83,433	77,428	175,111
Write-off of costs related to abandoned mineral properties	-	(83,740)	-	(83,740)	-	-	-	-
Balance of Costs at End of Year	$ 41,713	$ -	$ 77,428	$ 119,141	$ 14,250	$ 83,433	$ 77,428	$ 175,111

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Auterra Ventures Inc. (the Company) is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties located in Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
February 29, 2004	$ 2,975,929	$ (371,823)
February 28, 2003	$ 2,431,544	$ (439,272)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred co[illegible] represent costs to date and are not intended to reflect present or future values.

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT D)

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities were valued at the lower of cost and market value. Shares were valued at cost if their decline in market value was considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rate:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT D)

g. Stock-based Compensation

The Company has adopted an incentive stock option plan which is described in Note 11.

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to be applied prospectively.

Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair-value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing March 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company s management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. FINANCIAL INSTRUMENTS

The Company s financial instruments consist of cash, cash in trust, account receivable, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. CASH

The Company entered into Flow- through Share Subscription Agreements during the year ended February 29, 2004 whereby it is committed to incur on or before December 31, 2004 and renounce to the subscribers, a total of $60,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2004, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

5. ACCOUNT RECEIVABLE

By an Assignment Agreement (the Agreement) dated May 22, 2001, the Company had acquired from LMX Resources Ltd. (LMX) an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the Underlying Agreement) a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totalled $56,720.

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX s capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX s arm s length trade creditors, on or before May 27, 2003.

6. DUE FROM RELATED PARTY

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

7. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ -	$ -	$ -	$ 4,721
Furniture and fixtures	6,600	3,538	3,062	3,828
	$ 6,600	$ 3,538	$ 3,062	$ 8,549

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

8. MINERAL PROPERTIES

	February 29, 2004			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,740	$ (238,739)	$ 1
b. AR Properties	27,500	77,428	-	104,928
c. Rabbit North Properties	57,000	41,713	-	98,713
d. Rabbit South Properties	25,000	-	-	25,000
	$ 264,500	$ 202,881	$ (238,739)	$ 228,642

	February 28, 2003			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,433	$ -	$ 238,433
b. AR Properties	27,500	77,428	-	104,928
c. Rabbit North Properties	-	14,250	-	14,250
d. Rabbit South Properties	-	-	-	-
	$ 182,500	$ 175,111	$ -	$ 357,611

a. <u>Auterra Properties</u>

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company s capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company s capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

8. MINERAL PROPERTIES (CONT D)

a. Auterra Properties (Continued)

A finder s fee of $8,000 was paid as a result of these Agreements.

ii) By a Terminated Option Agreement dated August 5, 1999, the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the current year, the management of the Company resolved to write-down the value of the project to a nominal value.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty (NSR)) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

  - $ 5,000 on signing of the Agreement (paid);
  - $ 20,000 upon TSX acceptance;
  - $ 10,000 on or before October 1, 2001;
  - $ 25,000 on or before October 1, 2002;
  - $ 25,000 on or before October 1, 2003;
  - $ 50,000 on or before October 1, 2004; and
  - $ 50,000 on or before October 1, 2005.

- 100,000 shares of the Company s capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

  - $ 40,000 on or before March 1, 2001 (incurred);
  - $ 40,000 on or before March 1, 2002;
  - $ 40,000 on or before March 1, 2003;
  - $ 40,000 on or before March 1, 2004; and
  - $ 90,000 on or before March 1, 2005.

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

8. MINERAL PROPERTIES (CONT D)

c. Rabbit North Properties

By an Option Agreement dated December 3, 2002 the Company may acquire a 100% interest (subject to a 3% NSR on gold and silver production and a 2% NSR on all other mineral products produced) in thirteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $245,000 as follows:
  - $ 5,000 within seven days of execution of the Agreement (paid);
  - $ 10,000 on or before April 15, 2003 (paid);
  - $ 20,000 on or before November 30, 2003 (paid);
  - $ 20,000 on or before November 30, 2004;
  - $ 30,000 on or before November 30, 2005;
  - $ 40,000 on or before November 30, 2006; and
  - $120,000 on or before November 30, 2007.

- Issue 300,000 shares of the Company s capital stock as follows:
  - 100,000 shares of the Company s capital stock to be issued within ten days of TSX Venture Exchange acceptance of the Agreement (issued at a price of $0.11 per share);
  - 100,000 shares on or before November 30, 2004 (issued at a price of $0.11 per share); and
  - 100,000 shares on or before November 30, 2005.

- Incur exploration and development expenditures totalling $1,000,000 as follows:
  - $ 100,000 on or before November 30, 2003;
  - $ 50,000 on or before November 30, 2004;
  - $ 50,000 on or before November 30, 2005;
  - $ 50,000 on or before November 30, 2006; and
  - $ 750,000 on or before November 30, 2007.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

8. MINERAL PROPERTIES (CONT D)

c. Rabbit North Properties (Continued)

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. (Ballad) of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company s fifteen Rabbit North claims described above for consideration of:

For a 50% interest:

- Cash payments totalling $70,000 as follows:
  - $ 30,000 on or before November 30, 2005; and
  - $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad s capital stock as follows:
  - 200,000 shares within ten days of TSX Venture acceptance of the Agreement; and
  - 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 8, 2002 described above.

- Incur exploration and development expenditures totalling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004;
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad s interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company s capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

For a 70% interest:

- $130,000 cash on or before November 30, 2007;
- 150,000 shares of Ballad s capital stock on or before November 30, 2007; and
- Incur exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

8. MINERAL PROPERTIES (CONT D)

d. Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005;
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company s capital stock as follows:
  - 100,000 shares of Company s capital stock to be issued within ten days of TSX Venture acceptance of the Agreement;
  - 100,000 shares on or before January 20, 2005; and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

9. DUE TO RELATED PARTIES

Amounts due to Directors, Officers and corporations controlled by the Directors and Officers are unsecured, non-interest bearing and have no specific terms of repayment.

AUTERRA VENTURES INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2004
(FEBRUARY 28, 2003)

10. LOAN PAYABLE

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	February 29, 2004		February 28, 2003	
Principal	$	-	$	-
Accrued interest		8,936		8,274
	$	8,936	$	8,274

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company s capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

11. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	February 29, 2004		February 28, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of year	7,947,757	$ 2,351,734	7,921,090	$ 2,346,934
Shares issued for:				
Cash	4,000,000	400,000	26,667	4,800
Mineral properties	200,000	22,000	-	-
Balance at end of year	12,147,757	$ 2,773,734	7,947,757	$ 2,351,734

Transactions for the Issue of Share Capital
<u>During the Year Ended February 29, 2004:</u>

a. The Company completed a private placement financing by the issue of 4,000,000 units at a price of $0.10 per unit for a total consideration of $400,000. Of the issue, 600,000 units consist of one flow-through share and one share purchase warrant and 3,400,000 units consist of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary share at a price of $0.10 per share on or before September 10, 2005.

b. The Company issued 200,000 shares at a price of $0.11 per share for the acquisition of the Rabbit North mineral properties described in Note 8c.

11. SHARE CAPITAL (CONT D)

During the Year Ended February 28, 2003:

The Company issued 26,667 shares at a price of $0.18 per share for the exercise of share purchase warrants.

Stock Options

The Company has adopted an incentive stock option plan (the Plan). The essential elements of the Plan provide that the aggregate number of shares of the Company s capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company s stock options as of February 29, 2004 and February 28, 2003 and changes during the years then ended is as follows:

	February 29, 2004		February 28, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	-	$ -	388,442	$ 0.225
Granted	1,200,000	0.28	-	-
Forfeited/cancelled	-	-	(388,442)	(0.225)
Options outstanding, end of year	1,200,000	$ 0.28	-	$ -

At February 29, 2004, the Company had outstanding stock options to acquire 1,200,000 common shares (with a weighted average remaining life of 1.59 years) at a price of $0.28 per share on or before October 2, 2005.

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the year ended February 29, 2003, as no stock options were granted.

11. SHARE CAPITAL (CONT D)

The fair values options vested during the year ended February 29, 2004 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	34.85%
Risk-free interest rate	2.94%
Expected life	2 years
Expected dividend yield	0%

Warrants

The company has outstanding share purchase warrants exercisable to acquire 4,000,000 shares at a price of $0.10 per share on or before September 10, 2005.

12. CORPORATE INCOME TAXES

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and other losses, which are available to be offset against future taxable income in Canada. The potential benefit of these deductions are not reflected in these financial statements.

13. RELATED PARTY TRANSACTIONS

a. Management fees of $30,000 (2003 - $30,000) were incurred with a corporation controlled by the Chief Financial Officer of the Company.

b. Consulting fees totalling $15,000 (2003-$Nil) were incurred with the President of the Company.

c. Interest of $11,702 (2003 - $12,071) and rent of $27,000 (2003 - $36,000) were incurred with a corporation controlled by an Officer of the Company.

d. The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company s Rabbit North properties described in Note 8c.

All of the above noted transactions have been in the normal course of operations and, in management s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended February 29, 2004 and February 28, 2003 as follows:

	2004	2003
Non-cash financing activities:		
Loan payable	$ 662	$ 613
Issue of share capital for mineral properties	22,000	-
	$ 22,662	$ 613
Non-cash investing activities:		
Acquisition of mineral properties	$ (22,000)	$ -
Mineral exploration grant	-	(2,265)
	$ (22,000)	$ (2,265)

15. PRIOR PERIOD ADJUSTMENTS

The comparative financial statements for the year ended February 28, 2003 have been corrected to accrue exploration and development costs of $14,250. As a result, the prior year s mineral properties, including deferred costs was increased by $14,250 and accounts payable and accrued liabilities was increased by $14,250. The comparative figures have been restated to reflect these changes.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended February 29, 2004 Auterra Ventures Inc. (AUW.V) ("Auterra" or the "Company") prepared this Management Discussion and Analysis following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended February 29, 2004 and February 28, 2003. This discussion and analysis as of July 19, 2004 provides information on the operations of Auterra for the year ended February 29, 2004 and subsequent to the year end.

Overview

Auterra is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "AUW.V".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Auterra is actively exploring several copper-gold properties in Canada.

Mineral Properties

Rabbit North Property

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Rabbit North Property – Cont'd

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

The property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate to the potential for very significant copper-gold mineralization at Rabbit North.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Rabbit North Property – Cont'd

Auterra on January 28, 2004, entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements for the reporting period ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, Auterra was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares, paying $300,000 in cash ($25,000 paid), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold mineralization system at Rabbit North and covers an additional 4000 hectares in area. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing. It is Auterra's intention to commence an exploration program including drilling later this summer.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Auterra Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects Auterra's view of future prospects for these claims. Auterra's is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Castle Mountain Property

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Auterra Properties - Cont'd

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. Auterra had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. Auterra was also responsible for funding exploration costs totalling $250,000 over a period of 5 years.

During the first quarter ended May 31, 2004 the Company's management resolved to write-off the AR Property.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Annual Financial Information

The following table presents audited selected financial information for the last three audited fiscal years ended February 29, 2004, February 28, 2003 and 2002:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$
Revenue	-	-	-
Net loss	(544,385)	(191,415)	(231,588)
Basic and diluted loss per share	(0.06)	(0.02)	(0.03)
Total assets	327,401	447,199	472,868

Results of Operations

Net loss for the year ended February 29, 2004 was $544,385 or $0.06 per share as compared to a loss of $191,415 or $0.02 per share for the year ended February 28, 2003. The increase in net loss was primarily due to $238,739 loss on write down of mineral properties to nominal value, and $58,716 non-cash compensation expense representing the fair value of 1,200,000 stock option granted during the year in accordance with new recommendations of the Canadian Institute of Chartered Accountants, and the increase of $15,000 in consulting, $10,216 in transfer agent and filing fees, $26,616 in legal fees corresponding with increased Company's activity. In addition the Company recorded $3,313 loss on sale of the capital assets.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the years ended February 29, 2004, February 28, 2003, and 2002:

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Expenses – Cont'd

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$
Accounting and audit	26,610	23,980	30,738
Increase (decrease) *	10.97	(21.99)	-
Amortization	1,474	2,981	4,064
Increase (decrease) *	(50.55)	(26.65)	-
Consulting	15,000	-	1,250
Increase (decrease) *	N/A	N/A	-
Interest	13,216	17,958	8,688
Increase (decrease) *	(26.41)	(106.69)	-
Legal fees	73,577	46,960	88,179
Increase (decrease) *	56.68	(46.75)	-
Management fees	30,000	30,000	30,000
Increase (decrease) *	-	-	-
Office and miscellaneous	8,151	13,354	7,234
Increase (decrease) *	(38.97)	84.60	-
Rent	36,000	36,000	19,800
Increase (decrease) *	-	-	-
Transfer agent and filing fees	18,892	8,676	7,323
Increase (decrease) *	117.75	18.48	-
Travel and promotion	22,642	10,161	19,359
Increase (decrease) *	122.83	(47.51)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, during the year ended February 29, 2004 the Company wrote-down $238,739 (2003: $Nil), of resource property costs, recorded $3,313 loss on sale of capital assets, recorded $58,716 non-cash compensation representing fair value of 1,200,000 share purchase options issued by the Company during the year and accrued $662 (2003: $613) in interest on the long-term debt.

Summary of Quarterly Results

The following table presents unaudited selected unaudited financial information for each of the last eight quarters ended February 29, 2004:

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Year ended February 29, 2004				Year ended February 28 , 2003			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(35,284)	(56,350)	(278,906)	(173,845)	(43,177)	(37,566)	(24,772)	(85,900)
Basic/diluted loss per share	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.02)

Liquidity and Capital Resources

At February 29, 2004, the Company had a working capital deficiency of $371,823 (2003: $439,272).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At February 28, 2004, the Company held cash on hand of $6,538 (2003: $228) and liabilities totalled $470,880 (2003: $527,009).

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended February 28, 2004	2003	2002
Consulting fees	$ 15,000	$ -	$ -
Interest	11,702	12,071	6,643
Management fees	30,000	30,000	30,000
	$ 56,702	$ 42,071	$ 36,643

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Risks and Uncertainties

Auterra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.